NewGenIvf Group Limited

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

August 20, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Juan Grana and Lauren Nguyen

Re:	NewGenIvf Group Limited
Draft Registration Statement on Form F-1
Submitted July 13, 2026
CIK No. 0001981662

Ladies and Gentlemen:

We submit this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received on July 29, 2026 (the “Comment Letter”) to the above-referenced Draft Registration Statement on Form F-1 submitted to the Commission by the NewGenIvf Group Limited (the “Company”) on July 13, 2026 (the “Draft Registration Statement”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter. Immediately below each reproduced comment is the response of the Company with respect thereto.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and is, concurrently with the submission of this letter, publicly filing the revised Draft Registration Statement (“Registration Statement”), which reflects the revisions described in the Company’s responses below and clarifies certain other information. The page numbers in the text of the Company’s responses included below correspond to the page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Comment Letter Dated July 29, 2026

Prospectus Summary

Real World Asset Tokenization, page 27

1.	Staff’s Comment: We note that you have been engaged to act as the worldwide agent for the tokenization of World Chinese Museum’s private art collection and that the initial tranche of artwork to be tokenized is expected to be valued at $2 million. Please clarify if you have entered into a definitive agreement with World Chinese Museum, and if so, expand your disclosure to discuss in greater detail the tokenization process and the material terms of this agreement, including the consideration you will receive. In addition, please file this agreement as an exhibit to registration statement, or tell us why it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has not entered into a definitive agreement with World Chinese Museum, as the valuation of the proposed artwork assets to be tokenized could not be confirmed by an independent art expert. The Company has revised the Registration Statement to remove the disclosure regarding the World Chinese Museum tokenization opportunity on page 27 as it is no longer relevant to the Company’s business.

Securities and Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

August 20, 2026

Exclusive Agency Agreement with PredicXion Group Limited, page 29

2.	Staff’s Comment: We note your disclosure that you entered into an exclusive agency agreement with PredicXion on June 2, 2026, pursuant to which PredicXion appointed NewGenIvf as its exclusive agent for the promotion, marketing and facilitation of its K25.ai platform in Thailand, Singapore, Japan and such other APAC markets as may be mutually agreed by the parties from time to time. In consideration for its services under the agreement, NewGenIvf is entitled to tiered commissions on the annual gross profit generated by K25.ai from customers introduced or directly serviced by NewGenIvf. Please revise to further discuss the services to be rendered by NewGenIvf in connection with the promotion, marketing and facilitation of the K25.ai platform in the referenced markets. Please also revise to broadly discuss the K25.ai platform and explain how such services is related to your assisted reproductive services in the Asia-Pacific, if applicable.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the risk factor disclosure on page 29.

Risk Factors

Our planned Solana strategy may not be successful, page 33

3.	Staff’s Comment: You disclose that you hold 13,000.23 SOL tokens as of the date of this prospectus on page 33, whereas you disclose that you hold 8,000.23 SOL tokens as of the date of the prospectus on page 34. Please revise as appropriate for clarity and consistency.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the risk factor disclosure on pages 33 and 34. Moreover, the Company advises the Staff that it no longer holds any SOL tokens.

4.	Staff’s Comment: We note your disclosure that SOL has traded below US$105 and above $270 per SOL in the 12 months preceding the date of this registration statement and that the current staking yield is approximately 6.78%. Please update your disclosure to provide more recent price and staking yield information for SOL.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed the risk factor disclosure on page 34 as it no longer holds SOL tokens.

5.	Staff’s Comment: We note that all your SOL holdings are custodied with OSL Group Limited. Please clarify the percentage of the custodied SOL tokens that are held in cold storage. In addition, please file the custody agreement with OSL as an exhibit to this registration statement, or tell us why it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as it no longer maintains SOL holdings under the OSL custody arrangement, it believes that the custody agreement with OSL is now immaterial in significance and does not constitute a material contract required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K .

Management

Compensation, page 68

6.	Staff’s Comment: Please revise to disclose compensation paid to your executive officers and directors for the fiscal year ended December 31, 2025. Refer to Item 6.B. of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 66.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Steve Lin of Han Kun Law at +852 2820 5600 or by email at steve.lin@hankunlaw.com.

[Signature Page Follows]

Securities and Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

August 20, 2026

Very truly yours,

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
	Name:	Wing Fung Alfred Siu
	Title:	Chief Executive Officer

Via E-mail:

cc:	Steve Lin
Han Kun Law Offices LLP